Exhibit 99.4

Shareholders of Ultrapetrol (Bahamas) Ltd. (the "Company") as of November 28, 2016 received a copy of the Disclosure Statement included as Exhibit 99.2 to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2016, which is incorporated by reference into this Exhibit 99.4, and the written resolutions and instructions set forth below.

Please return the Written Resolutions to the following address:

ULTRAPETROL (BAHAMAS) LIMITED
Registered Office: c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas

THE DEADLINE FOR SHAREHOLDERS OF ULTRAPETROL (BAHAMAS) LIMITED TO RETURN THE WRITTEN RESOLUTIONS IS 4:00 P.M. PREVAILING EASTERN TIME ON JANUARY 4, 2017, UNLESS EXTENDED BY ULTRAPETROL (BAHAMAS) LIMITED.

ULTRAPETROL (BAHAMAS) LIMITED
We, the undersigned Shareholders of Ultrapetrol (Bahamas) Limited (the "Company"), a company incorporated under the laws of the Commonwealth of The Bahamas, hereby waive all notice of time, place, or purpose of meeting and consent to, approve, and adopt the following Written Resolutions in lieu of a meeting pursuant to Article 60 of the Articles of Association of the Company.
WHEREAS by written resolutions of the Board of Directors of the Company dated November 14, 2016 the Board of Directors of the Company approved the transactions contemplated by the Company's Plan of Reorganization as described in the disclosure statement accompanying these Written Resolutions (the "Disclosure Statement"), which transactions may be deemed to be the type of transaction that constitutes the sale of assets of the Company representing more than fifty per cent (50%) by value of the assets of the Company (the "Sale Transaction"); and
WHEREAS under Bahamian law the approval of a majority of the Shareholders of the Company is required in connection with the Sale Transaction; and
WHEREAS the Board of Directors of the Company have determined and provided to the Shareholders of the Company the Disclosure Statement together with a copy of these Written Resolutions in connection with Sale Transaction in order to properly inform the Shareholders as to the terms and conditions of the Sale Transaction.
NOW THEREFORE, it is hereby:
RESOLVED, the Shareholders of the Company do approve the Sale Transaction on the terms and conditions as set out in the Disclosure Statement.
RESOLVED, that these Written Resolutions may be executed in written counterparts which together shall constitute one instrument.
Dated this _______ day of __________________, A.D. 2016.

Number of Shares held: ________________________
Name of Shareholder:
___________________________________

___________________________________
Name of Executing Party:
Title: Authorized Signatory

Please coordinate completion of the below by your nominee if you hold the shares through a nominee.
Nominee Certification.  In order to submit valid Written Resolutions on the Sale Transaction, your ownership of the shares (CUSIP P94398107/ISIN BSP943981071) must be confirmed by your nominee, which nominee must complete the below on your behalf.
To be completed by Nominee only
DTC Participant Name:
___________________________________

DTC Participant Number:
___________________________________

DTC Participant Contact Name:
___________________________________

DTC Participant Authorized Signature:
___________________________________

DTC Participant Contact Number:
___________________________________

DTC Participant Email Address:
__________________________________

Beneficial Holder Name:
___________________________________

Beneficial Holder Account Number:
___________________________________

Number of Shares of CUSIP P94398107/ISIN BSP943981071 that was held by Nominee for account indicated below as of November 28, 2016:

__________________________________

Nominee's Medallion Guarantee
(or attach authorized signatory list hereto):

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